N0. 82-34703

Notice of Intention to Distribute Securities under Section 2.8 of
MI 45-102 *Resale of Securities*

Reporting issuer

1. Name of reporting issuer: Prima Developments Ltd.

Selling security holder

2. Your name: Roland Langset

3. The offices or positions you hold in the reporting issuer: President and Director

SUPPL

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? NO

5. Number and class of securities of the reporting issuer you beneficially own:
   4289824 common shares of the reporting issuer.
   Control or direction over an additional 4726842 common shares of the reporting
   issuer held by Commonwealth Enterprise fund.

Distribution

6. Number and class of securities you propose to sell: 2000000 common shares

7. Will you sell the securities privately or on an exchange or market? If on an exchange
   or market, provide the name.
   The securities will be sold privately and on the TSX-Venture Exchange.

Warning
**It is an offence to submit information that, in a material respect and in light of the
circumstances in which it is submitted, is misleading or untrue.**

Certificate
I certify that

   (1)   I have no knowledge of a material fact or material change with respect to
          the issuer of the securities that has not been generally disclosed; and

   (2)   the information given in this form is true and complete.

Date   June 21, 2006   Roland Langset
                                             Your name (Selling security holder)

06014929

Your signature (or if a company, the
signature of your authorized signatory)

Name of your authorized signatory

Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of
MI 45-102 *Resale of Securities*

Reporting issuer
1. Name of reporting issuer: Prima Developments Ltd.

Selling security holder
2. Your name: Commonwealth Enterprise Fund Inc.

3. The offices or positions you hold in the reporting issuer: N/A

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? NO

5. Number and class of securities of the reporting issuer you beneficially own:
    4726842 common shares of the reporting issuer.

Distribution
6. Number and class of securities you propose to sell: 500000 common shares

7. Will you sell the securities privately or on an exchange or market? If on an exchange
   or market, provide the name.
    The securities will be sold privately and on the TSX-Venture Exchange.

Warning
**It is an offence to submit information that, in a material respect and in light of the
circumstances in which it is submitted, is misleading or untrue.**

Certificate
I certify that

    (1)   I have no knowledge of a material fact or material change with respect to
the issuer of the securities that has not been generally disclosed; and

    (2)   The information given in this form is true and complete.

Date   June 21, 2006   Commonwealth Enterprise Fund Inc.
                                              Your name (Selling security holder)

                                 Your signature (or if a company, the
                                 signature of your authorized signatory)

                                   Roland Langset
                                   Name of your authorized signatory